UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

PAPA MURPHY’S HOLDINGS, INC.

(Name of Subject Company)

PAPA MURPHY’S HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Victoria J. Tullett, Esq.

Chief Legal Officer and Corporate Secretary

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven G. Rowles Shai Kalansky Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	John R. Thomas Joe Bailey Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, OR 97209 (503) 727-2000	Neil Kravitz Fasken 800, rue du Square-Victoria bureau 3700 Montréal, Québec H4Z 1E9 Canada (514) 397-7551

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Papa Murphy’s Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on April 25, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by MTY Columbia Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of MTY Franchising USA, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding Shares at a purchase price equal to $6.45 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2019, and in the related Letter of Transmittal, in each case, as may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements”:

“Expiration of the Offer.

The Offer and withdrawal rights expired as scheduled one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019. American Stock Transfer & Trust Co., LLC, in its capacity as depositary for the Offer, has indicated that, as of the Expiration Time (as defined in the Offer to Purchase), a total of 15,201,906 (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 89.2% of the outstanding Shares as of the Expiration Time. In addition, Notices of Guaranteed Delivery have been delivered with respect to 159,903 Shares, representing approximately 0.9% of the outstanding Shares.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Merger Sub has accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the company pursuant to Section 251(h) of the DGCL. Accordingly, the Company and Merger Sub expect to consummate the Merger on May 23, 2019 pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, in the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than shares held in the treasury of the Company and any shares owned by Merger Sub or irrevocably accepted for purchase by Merger Sub in the Offer and shares held by any Company stockholder who has validly exercised its appraisal rights under the DGCL) will be converted automatically into the right to receive $6.45 in cash, without interest and less any applicable withholding taxes (which is the same amount per Share paid in the Offer). Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

On May 23, 2019, MTY and the Company issued a press release relating to the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(G) as follows:

(a)(5)(H)	Joint Press Release issued by MTY Food Group Inc. and Papa Murphy’s Holdings, Inc., dated May 23, 2019 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO, as amended (File Number 005-88509)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2019

PAPA MURPHY’S HOLDINGS, INC.

By:	/s/ Nik Rupp
Name:	Nik Rupp
Title:	Chief Financial Officer